October 5, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Tillan and Rolf Sundwall

Re:	Bitfarms Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2022

Filed March 21, 2023

File No. 001-40370

Dear Ms. Tillan and Mr. Sundwall,

On behalf of Bitfarms Ltd. (the “Company”), I am responding to the comments contained in the letter dated September 18, 2023 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission” and, the staff of the Commission, the “Staff”) to Jeffrey Lucas, Chief Financial Officer of the Company, relating to the Company’s Form 40-F for the fiscal year ended December 31, 2022 (the “2022 40-F”). The responses contained herein are keyed to the numbers of the comments in the Letter, which appear in italics below for convenience of reference. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 40-F. As an initial matter, the Company notes that the only digital assets mined, purchased and sold by the Company during the years ended December 31, 2021 and 2022 as well as year-to-date in 2023 were Bitcoin.

In addition, as noted in further detail below, the following appendices are included with this response to the information requested in the Letter:

●	Appendix A – Mining pool service agreement (which has been redacted with respect to confidential pricing information)

1.	We acknowledge your response to comment 1. IAS 7.16 states that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities and examples of cash flows arising from investing activities include cash receipts from sales of property, plant and equipment, intangibles and other long-term assets. We note that your digital assets are classified as an intangible asset, even though you classify this asset as a current asset. Your discussion of IAS 7.16(b) seems to dismiss its applicability simply because your digital assets are classified as current assets. Since we note that IAS 7.16(b) specifically refers to sales of intangible assets, please tell us further about your consideration of this guidance.

Response: To supplement our previous response regarding the presentation of the disposition of digital assets mined being classified as an operating activity, we note that IAS 7.16 states that “the separate disclosure of cash flows arising from investing activities is important because the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.” In our response, we did not mean to suggest that an asset classified as “current” would be determinative in the classification of the cash flow between operating and investing. We acknowledge that an acquisition of a current asset could qualify as investing cash flow, and not an operating cash flow.

We considered the following when evaluating the classification of our cash flows associated with earning Bitcoin:

We believe an important consideration is IAS 7.11, which states, “an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business. Classification by activity provides information that allows users to assess the impact of those activities on the financial position of the entity and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities.”

The examples listed in IAS 7.16 are examples for cash flow presentation and do not represent a rigid set of rules. So, while we recognize that our revenue-generating operating activities (the generation of computing power) are settled with Bitcoin, which is an intangible asset, we usually sell the Bitcoin for cash. We believe the ultimate cash inflow received from our primary revenue-generating activity is more appropriately reflected as an operating cash flow, as these cash flows are reflective of the cash effects of events that enter into the determination of net income. The alternative to presenting the settlement of our revenue contracts as being a “non-cash revenue component” within operating cash flows, and the cash inflow from disposal of Bitcoin as an investing cash flow, would not allow users to assess the impact of our operating activities on the financial position of the Company and its cash and cash equivalents. It would reflect a much higher cash flow generation from investing cash inflows (without the corresponding cost outflow) and all of the cash outflows within operating activities. Cash flows from operating activities are generally the cash effects of events that enter into the determination of net income.

The Company considers the specific circumstances and a transaction’s substance when determining the presentation of items in the statements of cash flows and ensures that there is consistency of treatment between the statements of cash flows and the other primary statements in order to provide the readers of the financial statements with a better understanding of how the Company generates and expends cash. The Company expends cash (our operating cash outflow) by purchasing electricity to power miners to produce computational power in exchange for Bitcoin, which is sold for cash. The act of generating the asset is operational and, therefore, so should the immediate sale of Bitcoins “earned” in the revenue-generating activity. We believe this type of ‘Bitcoin acquisition’ is very different from the Company purchasing Bitcoin from a third party and subsequently selling it.

We did consider IAS 7.16(a) and (b). Specifically, we noted that IAS 7.16(a) refers to “cash payments to acquire property, plant and equipment, intangibles and other long-term assets. These payments include those relating to capitalized development costs and self-constructed property, plant and equipment.” The Company differentiates between the cash proceeds from the sale of Bitcoin that it has purchased in an investing cash outflow (i.e., the cash inflow relating to the cash payment originally made to acquire an intangible asset) and cash proceeds the company receives from the sale of Bitcoin it has “earned” through its mining activities (i.e., the cash received for the Bitcoin sold within the Company’s normal operating cycle that was originally earned in exchange for its services, which is delivering computational power as part of the core of the Company’s operating activities). It is important to note that the Company presents its cash expenditures (i.e., energy expense included in net income) as an operating cash flow, and therefore reports proceeds from the sale of Bitcoin mined as operating activities as well.

The Company presents its purchases of Bitcoin as an investing activity (direct cash outflow to purchase an intangible asset) and any corresponding sale of purchased Bitcoin as a cash inflow from investing activities. This presentation represents the nature of the cash flows.

2.	We acknowledge your response to comment 2. Please respond to the following:

●	We note from Appendix A that the terms of service may change. Confirm that the version you sent to us covers the financial statement periods included in your Form 40-F and provide us with any new versions that were issued subsequent to the financial statement periods presented.

●	Your response told us that you only have one mining pool customer, but your disclosure refers to contracts with mining pools. Tell us why.

●	With respect to step one of IFRS 15, tell us how you considered when contract inception occurs and the duration of the contract. Tell us how you considered the termination provisions of the contract including sections 3(d) and 8. Refer to IFRS 15.9 - 15.17.

●	With respect to step 2 of IFRS 15, we note that Appendix B to the contract refers to the payment of a flat amount of BTC for each share submitted to the pool. Respond to the following:

○	Tell us what a share represents and whether the share is your performance obligation.

○	Substantiate how the provision of computing power to the mining pool is your sole performance obligation.

○	Tell us whether it is possible to provide computing power that does not result in valid shares.

○	Tell us how/when you report your work performed to the mining pool operator.

●	With respect to step three of IFRS 15, you told us that your computing power (hashrate) is transferred to the mining pool over a 24-hour period. You disclose that revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. Tell us at what point control over the goods or services is transferred to the customer and whether you satisfy your performance obligation over time or at a point in time and why. Refer to IFRS 15.31 - 15.46.

●	With respect to step four of IFRS 15, tell us whether the consideration includes a variable amount and, if so, how you constrain estimates of variable consideration. Refer to IFRS 15.47 - 15.59.

●	With respect to your non-cash consideration, you told us that you measure the Bitcoin earned and received from mining activities based on the price quoted on the day the Bitcoin are received as that measurement time is a few hours after the company completes its performance obligation of providing its hashrate for 24 hours. We note from BC253 of IFRS 15 that the boards observed that once recognized, any asset arising from the non-cash consideration would be measured and accounted for in accordance with other relevant requirements. Tell us how you considered the guidance in IFRS 15 since it appears that the timing of your measurement of the fair value of the non-cash consideration is in a period following when revenue is recognized. Refer to IFRS 15.66 - 15.69.

●	With reference to Section 7 of the agreement, tell us how you account for pool fees paid to the mining pool. Refer to IFRS 15.70 - 15.72

Response: The version of Appendix A included in the Company’s July 27, 2023 response letter covers the financial statement periods included in the Company’s 40-F. The Company has included as Appendix A hereto the current version of the mining pool service agreement (the “service agreement”) dated as of August 28, 2023, which has been redacted with respect to confidential pricing information.

The Company disclosed that it had contracts with mining pools, in the plural, only because it was a member of another mining pool at the beginning of fiscal 2021 before switching to Foundry USA Pool and has not changed mining pools since then. The Company will update its disclosure in its future annual reports and any other future filings with the Commission where a detailed description of its accounting principles is included. The change will refer to a contract as being with “a mining pool.”

With respect to step 1 of IFRS 15, the Company considered the daily payout as the key element for the contract inception and duration of the contract. This is consistent with section 11 of the service agreement. Sections 3(d) and 8 of the previous service agreement implied that the service agreement was an indefinite contract and could be terminated by the mining pool at any time. The new service agreement is explicit that the contract is a 24-hour period contract that automatically renews each day. The Company or the mining pool can terminate the agreement by notifying the other party with at least one day prior written notice.

In connection with identifying the contract with a customer, we have considered IFRS 15.9 to 15.17. Our specific responses to factors for consideration are in red.

9 An entity shall account for a contract with a customer that is within the scope of this Standard only when all of the following criteria are met:

(a) the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations; YES – the Company successfully completed the client onboarding process required by the mining pool in order to conduct business with the mining pool. Both parties (Foundry and the Company) approve the contract, and are committed to perform their respective obligations.

(b) the entity can identify each party’s rights regarding the goods or services to be transferred; YES – the Company’s obligation is to irrevocably transfer computational power to the mining pool without any right of rescission.

(c) the entity can identify the payment terms for the goods or services to be transferred; YES – under the written terms of the contract, revenues earned within a 24-hour period represent fees earned for the transferred computational power. The fees are calculated based on the estimated block reward plus the estimated transaction fees.

(d) the contract has commercial substance (ie the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and YES – the Company’s miners consume electricity and generate computational power which, as the performance obligation, is transferred to the customer and settled in Bitcoin. The cash arising from the settlement of the non-cash consideration results in revenues under this commercial agreement, and an operating gross margin.

(e) It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 52). YES – the mining pool transfers payment daily, in the form of Bitcoin consideration, to the Company as part of the full-pay-per-share (“FPPS”) payout scheme of the mining pool contract.

10 A contract is an agreement between two or more parties that creates enforceable rights and obligations. Enforceability of the rights and obligations in a contract is a matter of law. Contracts can be written, oral or implied by an entity’s customary business practices. The practices and processes for establishing contracts with customers vary across legal jurisdictions, industries and entities. In addition, they may vary within an entity (for example, they may depend on the class of customer or the nature of the promised goods or services). An entity shall consider those practices and processes in determining whether and when an agreement with a customer creates enforceable rights and obligations. YES – the mining pool’s terms of service are contractual with enforceable rights and actions.

11 Some contracts with customers may have no fixed duration and can be terminated or modified by either party at any time. Other contracts may automatically renew on a periodic basis that is specified in the contract. An entity shall apply this Standard to the duration of the contract (ie the contractual period) in which the parties to the contract have present enforceable rights and obligations. The previous service agreement did not have a fixed duration. The new service agreement specifies that the contract automatically renews on a daily basis, which is consistent with the daily earnings and payouts methodology.

12 For the purpose of applying this Standard, a contract does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (or parties). A contract is wholly unperformed if both of the following criteria are met:

(a) the entity has not yet transferred any promised goods or services to the customer; and NOT APPLICABLE – since contract inception with Foundry USA in early 2021, the Company has transferred its computational power to the mining pool in exchange for daily Bitcoin considerations.

(b) the entity has not yet received, and is not yet entitled to receive, any consideration in exchange for promised goods or services. NOT APPLICABLE – since contract inception with Foundry USA in early 2021, the Company has transferred its computational power to the mining pool in exchange for daily Bitcoin consideration.

13 If a contract with a customer meets the criteria in paragraph 9 at contract inception, an entity shall not reassess those criteria unless there is an indication of a significant change in facts and circumstances. For example, if a customer’s ability to pay the consideration deteriorates significantly, an entity would reassess whether it is probable that the entity will collect the consideration to which the entity will be entitled in exchange for the remaining goods or services that will be transferred to the customer. NOT APPLICABLE – there is no indication of a significant change in facts and circumstances, and the criteria have not been reassessed historically.

14 If a contract with a customer does not meet the criteria in paragraph 9, an entity shall continue to assess the contract to determine whether the criteria in paragraph 9 are subsequently met. NOT APPLICABLE – criteria in paragraph 9 are met.

15 When a contract with a customer does not meet the criteria in paragraph 9 and an entity receives consideration from the customer, the entity shall recognize the consideration received as revenue only when either of the following events has occurred: NOT APPLICABLE – criteria in paragraph 9 are met.

(a) the entity has no remaining obligations to transfer goods or services to the customer and all, or substantially all, of the consideration promised by the customer has been received by the entity and is non-refundable; or

(b) the contract has been terminated and the consideration received from the customer is non-refundable.

16 An entity shall recognize the consideration received from a customer as a liability until one of the events in paragraph 15 occurs or until the criteria in paragraph 9 are subsequently met (see paragraph 14). Depending on the facts and circumstances relating to the contract, the liability recognized represents the entity’s obligation to either transfer goods or services in the future or refund the consideration received. In either case, the liability shall be measured at the amount of consideration received from the customer. NOT APPLICABLE – criteria in paragraph 9 are met, and the daily Bitcoin consideration received can be recognized as revenue.

Combination of contracts

17 An entity shall combine two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) and account for the contracts as a single contract if one or more of the following criteria are met:

(a) the contracts are negotiated as a package with a single commercial objective; NO – the previous service agreement only had one contract. The current service agreement automatically renews for successive 24-hour periods and is not negotiated as a package given that each contract day is unique.

(b) the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or NO – the previous service agreement was only comprised of one contract. The consideration to be paid each day does not depend on the price of performance of any other contracts.

(c) the goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 22–30. NO – the previous service agreement only had one contract. The computational power provided over one 24-hour period is its own performance obligation.

With respect to step 2, and identifying performance obligations, it is the Company’s position that there is a single promise and performance obligation, which is the provisioning of computing power to the mining pool. A “share” is submitted to the pool as a mechanism for the pool operator to ensure that the computing power was actually used to perform the computations for the pool’s benefit, and to quantify the amount of computing power contributed to the pool in submitting these shares, order to calculate the consideration owed under the contract. The basis for determining the payout to the Company using full-pay-per-share (“FPPS”) payout scheme is the computational power provided over the 24-hour period. It is possible to provide computing power that does not result in valid Shares. The Company usually observes that only 0.1%-0.2% of its submitted Shares are rejected. The work performed and provided to the mining pool operator is reported continuously over the 24-hour period. The Company’s hashrate is directed to the mining pool operator and the mining pool operator is continuously scanning all of the Company’s active miners at least once each minute. The Company’s account is credited for its computational power at the end of the 24-hour period.

With respect the SEC Staff’s questions regarding “Step 3”, and for the interest of clarity, we acknowledge that in our response to comment 2 of our prior letter, that we had inadvertently referred to the Step 3 as the “Satisfaction of Performance Obligations” when in fact, under IFRS 15, step 3 is determining the transaction price. For a discussion of determining the transaction price, the discussion follows our discussion of timing of recognition (which is step 5 in IFRS 15).

Under IFRS 15, Step 5 is to recognize revenue, based on the determination of satisfaction of the performance obligation. The Company recognizes revenues from cryptocurrency mining as the computing power is provided to the mining pool. The customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, which is “over time”. Regarding the Company’s computational power operating segment, the performance obligation is satisfied over time. See below for the Company’s analysis of IFRS 15.31 to 15.46 in red.

Satisfaction of performance obligations

31 An entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (ie an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset. The performance obligation is fulfilled over time as the Company provides the hashrate power considering that once the hashrate power is contributed, it is “in the control of the pool” to determine how it should be used. This control is transferred over a 24-hour period.

32 For each performance obligation identified in accordance with paragraphs 22–30, an entity shall determine at contract inception whether it satisfies the performance obligation over time (in accordance with paragraphs 35–37) or satisfies the performance obligation at a point in time (in accordance with paragraph 38). If an entity does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. The performance obligation identified is the Company’s hashrate being provided over each 24-hour period. The performance obligation is transferred over time (i.e., throughout the 24-hour period).

33 Goods and services are assets, even if only momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by:

(a) using the asset to produce goods or provide services (including public services); YES – the mining pool uses the Company’s hashrate to solve the blocks and earns the block reward and transaction fees when the block is solved. Once the Company’s hashrate is directed to the mining pool operator, it cannot be used by anyone else or for any other purpose.

(b) using the asset to enhance the value of other assets; NOT APPLICABLE

(c) using the asset to settle liabilities or reduce expenses; NOT APPLICABLE

(d) selling or exchanging the asset; NOT APPLICABLE

(e) pledging the asset to secure a loan; and NOT APPLICABLE

(f) holding the asset. NOT APPLICABLE

34 When evaluating whether a customer obtains control of an asset, an entity shall consider any agreement to repurchase the asset (see paragraphs B64–B76). NOT APPLICABLE – there is no agreement or condition to repurchase the asset.

Performance obligations satisfied over time

35 An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

(a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs B3–B4); YES – the mining pool simultaneously receives and consumes the benefits (i.e., block rewards and transaction fees after solving the block puzzle) provided by the Company’s performance (i.e., computing power).

(b) the entity’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced (see paragraph B5); or YES – the Company’s computational power provides the mining pool with the increased probability of receiving block rewards and transaction fees after solving the block puzzle before the block rewards and transaction fees are re-distributed according to the FPPS payout methodology.

(c) the entity’s performance does not create an asset with an alternative use to the entity (see paragraph 36) and the entity has an enforceable right to payment for performance completed to date (see paragraph 37). NO – the Company is not obligated to direct all or any of its computational power to the mining pool and can provide its computational power to another mining pool or mine Bitcoin itself (paragraph 36). The Company would not incur any significant switching costs if it stopped providing its computational power to the current mining pool. However, the Company does have an enforceable right to payment for the performance completed to date if it were to stop providing its computational power during a 24-hour contract period. As only one of the two criteria (paragraph 37) was met, the overall conclusion for this criterion is that it is not met.

36 An asset created by an entity’s performance does not have an alternative use to an entity if the entity is either restricted contractually from readily directing the asset for another use during the creation or enhancement of that asset or limited practically from readily directing the asset in its completed state for another use. The assessment of whether an asset has an alternative use to the entity is made at contract inception. After contract inception, an entity shall not update the assessment of the alternative use of an asset unless the parties to the contract approve a contract modification that substantively changes the performance obligation. Paragraphs B6–B8 provide guidance for assessing whether an asset has an alternative use to an entity. NO – see comments above.

37 An entity shall consider the terms of the contract, as well as any laws that apply to the contract, when evaluating whether it has an enforceable right to payment for performance completed to date in accordance with paragraph 35(c). The right to payment for performance completed to date does not need to be for a fixed amount. However, at all times throughout the duration of the contract, the entity must be entitled to an amount that at least compensates the entity for performance completed to date if the contract is terminated by the customer or another party for reasons other than the entity’s failure to perform as promised. Paragraphs B9–B13 provide guidance for assessing the existence and enforceability of a right to payment and whether an entity’s right to payment would entitle the entity to be paid for its performance completed to date. YES – see comments above.

Performance obligations satisfied at a point in time

38 If a performance obligation is not satisfied over time in accordance with paragraphs 35–37, an entity satisfies the performance obligation at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity shall consider the requirements for control in paragraphs 31–34. In addition, an entity shall consider indicators of the transfer of control, which include, but are not limited to, the following: NO – the criteria of paragraphs 35-37 are met, and, therefore, the Company satisfies the performance obligation over time and not at a point in time.

(a) The entity has a present right to payment for the asset — if a customer is presently obliged to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange. NOT APPLICABLE – the Company satisfied the performance obligation over time.

(b) The customer has legal title to the asset — legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset. NOT APPLICABLE – the Company satisfied the performance obligation over time.

(c) The entity has transferred physical possession of the asset — the customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. However, physical possession may not coincide with control of an asset. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. Paragraphs B64–B76, B77–B78 and B79–B82 provide guidance on accounting for repurchase agreements, consignment arrangements and bill-and-hold arrangements, respectively. NOT APPLICABLE – the Company satisfied the performance obligation over time.

(d) The customer has the significant risks and rewards of ownership of the asset — the transfer of the significant risks and rewards of ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset. NOT APPLICABLE – the Company satisfied the performance obligation over time.

(e) The customer has accepted the asset — the customer’s acceptance of an asset may indicate that it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs B83–B86. NOT APPLICABLE – the Company satisfied the performance obligation over time.

Measuring progress towards complete satisfaction of a performance obligation

39 For each performance obligation satisfied over time in accordance with paragraphs 35–37, an entity shall recognize revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The objective when measuring progress is to depict an entity’s performance in transferring control of goods or services promised to a customer (ie the satisfaction of an entity’s performance obligation). YES – the Company and the mining pool measure the Company’s progress of directing its computational power (i.e., the service promised) to the mining pool. The computational power is measured internally by the Company using its proprietary software and measured by the mining pool. The mining pool has a website that shows the computational power received from the Company by the minute. Once the computational power is directed to the mining pool, it cannot be used or directed anywhere else by the Company.

40 An entity shall apply a single method of measuring progress for each performance obligation satisfied over time and the entity shall apply that method consistently to similar performance obligations and in similar circumstances. At the end of each reporting period, an entity shall remeasure its progress towards complete satisfaction of a performance obligation satisfied over time. YES – the Company applies a single method for measuring progress for its performance obligation. The Company applies an input method by measuring its computational power provided to the mining pool.

Methods for measuring progress

41 Appropriate methods of measuring progress include output methods and input methods. Paragraphs B14–B19 provide guidance for using output methods and input methods to measure an entity’s progress towards complete satisfaction of a performance obligation. In determining the appropriate method for measuring progress, an entity shall consider the nature of the good or service that the entity promised to transfer to the customer. YES – the Company measures progress using the input method by measuring its computational power provided to the mining pool.

42 When applying a method for measuring progress, an entity shall exclude from the measure of progress any goods or services for which the entity does not transfer control to a customer. Conversely, an entity shall include in the measure of progress any goods or services for which the entity does transfer control to a customer when satisfying that performance obligation. NOT APPLICABLE – once the computational power is directed to the mining pool, it cannot be used or directed elsewhere by the Company.

43 As circumstances change over time, an entity shall update its measure of progress to reflect any changes in the outcome of the performance obligation. Such changes to an entity’s measure of progress shall be accounted for as a change in accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. NOT APPLICABLE – circumstances have not changed.

Reasonable measures of progress

44 An entity shall recognize revenue for a performance obligation satisfied over time only if the entity can reasonably measure its progress towards complete satisfaction of the performance obligation. An entity would not be able to reasonably measure its progress towards complete satisfaction of a performance obligation if it lacks reliable information that would be required to apply an appropriate method of measuring progress. YES – the Company is able to reasonably measure its progress towards complete satisfaction of a performance obligation. The computational power is measured internally by the Company using its proprietary software and measured by the mining pool. The mining pool has a website that shows the computational power received from the Company on a minute-by-minute basis. On a monthly basis, the Company calculates a theoretical computational power based on the quantity of miners and each miner’s expected output and compares it to the computational power from the mining pool. The Company has not identified any material differences in fiscal years December 31, 2021 and 2022 and year-to-date 2023.

45 In some circumstances (for example, in the early stages of a contract), an entity may not be able to reasonably measure the outcome of a performance obligation, but the entity expects to recover the costs incurred in satisfying the performance obligation. In those circumstances, the entity shall recognize revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation. NOT APPLICABLE – Company is able to reasonably measure the outcome of the performance obligation.

Measurement

46 When (or as) a performance obligation is satisfied, an entity shall recognize as revenue the amount of the transaction price (which excludes estimates of variable consideration that are constrained in accordance with paragraphs 56–58) that is allocated to that performance obligation. YES – the Company recognizes revenue relating to the block rewards included in the FPPS payout methodology over time as the computational power is provided to the mining pool. The Company recognizes the transaction fees included in the FPPS payout methodology over time.

The Company recognizes revenue only after receiving confirmation from the mining pool, as the variable consideration is constrained. Once the confirmation is received, the consideration (which is variable) is determinable. The company records its share of the Bitcoin receivable from the mining pool when confirmation by the pool is received - which is on a daily basis, based on the daily contribution of hashrate to the pool. The pool typically settles the receivable within the day. The timing difference between the Company directing its computational power to the mining pool and the settlement of the receivable (i.e., receipt of Bitcoin) is negligible since they both occur in the same day. There is no impact to timing of revenue recognition.

Determining the transaction price (IFRS Step 3)

In applying IFRS 15, and applying Step 3, we have determined that the transaction price is all variable.

The transaction consideration is generally determined based on the FPPS payout methodology, where the company is paid based on the percentage of hashrate power contributed to the pool multiplied by the FPPS fee rate, which is based on a formula established by the pool. In addition, the pool calculates a transaction fee, which the company earns over the 24-hour period, and it is based on the percentage of hashrate power contributed under the FPPS model. Note that in fiscal years ended December 31, 2021 and 2022, the transactions fee component to the transaction price was not significant and generally represented 1-2% of revenues, and were generally consistent from one 24-hour period to the next. See below for the Company’s more detailed analysis of IFRS 15.47 to 15.59 in red.

47 An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. The transaction price is defined by the FPPS payout methodology and consists of two components, (i) the block reward and (ii) the transaction fee. Both components of the transaction price are variable. The timing difference between the Company directing its computational power to the mining pool and the receipt of consideration (variable consideration resolved) is negligible since they both occur in the same day and do not impact the timing of revenue recognition from a cut-off perspective. The payout relating to the block reward is considered less variable given that the reward per block is fixed at 6.25 Bitcoins until the next halving. The payout relating to the transaction fee is considered more variable given that the transaction fees per block can vary. However, historically, as noted above, transaction fees have been insignificant and represent approximately 1-2% of revenues.

48 The nature, timing and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

(a) variable consideration (see paragraphs 50–55 and 59); See comments below.

(b) constraining estimates of variable consideration (see paragraphs 56–58); See comments below.

(c) the existence of a significant financing component in the contract (see paragraphs 60–65); See comments below.

(d) non-cash consideration (see paragraphs 66–69); and See comments below.

(e) consideration payable to a customer (see paragraphs 70–72). See comments below.

49 For the purpose of determining the transaction price, an entity shall assume that the goods or services will be transferred to the customer as promised in accordance with the existing contract and that the contract will not be canceled, renewed or modified. YES – the Company assumes the computational power will be transferred to the mining pool as promised and will not be canceled, renewed or modified for the purpose of determining the transaction price.

Variable consideration

50 If the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer. YES – the Company estimates the transaction fees earned based on the FPPS payout methodology.

51 An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The promised consideration can also vary if an entity’s entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event. For example, an amount of consideration would be variable if either a product was sold with a right of return or a fixed amount is promised as a performance bonus on achievement of a specified milestone. YES – although the amount is relatively insignificant, the amount of consideration can vary as the transaction fees for each block varies.

52 The variability relating to the consideration promised by a customer may be explicitly stated in the contract. In addition to the terms of the contract, the promised consideration is variable if either of the following circumstances exists: YES – the FPPS payout methodology describes consideration is variable as it is calculated daily based on a formula and is paid in non-cash consideration which may fluctuate in value.

(a) the customer has a valid expectation arising from an entity’s customary business practices, published policies or specific statements that the entity will accept an amount of consideration that is less than the price stated in the contract. That is, it is expected that the entity will offer a price concession. Depending on the jurisdiction, industry or customer this offer may be referred to as a discount, rebate, refund or credit. NO – the mining pool does not expect and the Company does not offer price concessions following the FPPS payout methodology. However, as noted above, the consideration is considered variable.

(b) other facts and circumstances indicate that the entity’s intention, when entering into the contract with the customer, is to offer a price concession to the customer. NO – the Company does not offer price concessions following the FPPS payout methodology. However, as noted above, the consideration is considered variable.

53 An entity shall estimate an amount of variable consideration by using either of the following methods, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled:

(a) The expected value — the expected value is the sum of probability-weighted amounts in a range of possible consideration amounts. An expected value may be an appropriate estimate of the amount of variable consideration if an entity has a large number of contracts with similar characteristics. YES – the Company estimates the fees it will earn based on the payout formula in the contract, and the Bitcoin market prices.

(b) The most likely amount — the most likely amount is the single most likely amount in a range of possible consideration amounts (ie the single most likely outcome of the contract). The most likely amount may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes (for example, an entity either achieves a performance bonus or does not). NO – the Company does not use this methodology as it was determined that it does not predict better the amount of consideration to which it is entitled.

54 An entity shall apply one method consistently throughout the contract when estimating the effect of an uncertainty on an amount of variable consideration to which the entity will be entitled. In addition, an entity shall consider all the information (historical, current and forecast) that is reasonably available to the entity and shall identify a reasonable number of possible consideration amounts. The information that an entity uses to estimate the amount of variable consideration would typically be similar to the information that the entity’s management uses during the bid-and-proposal process and in establishing prices for promised goods or services. YES – the Company uses the expected value method throughout the contract with the mining pool.

Refund liabilities

55 An entity shall recognize a refund liability if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer. A refund liability is measured at the amount of consideration received (or receivable) for which the entity does not expect to be entitled (ie amounts not included in the transaction price). The refund liability (and corresponding change in the transaction price and, therefore, the contract liability) shall be updated at the end of each reporting period for changes in circumstances. To account for a refund liability relating to a sale with a right of return, an entity shall apply the guidance in paragraphs B20–B27. NOT APPLICABLE – the Company does not expect to refund some or all of the consideration received back to the mining pool.

Constraining estimates of variable consideration

56 An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 53 only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. YES – it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur given that the transaction fees portion of the FPPS payout methodology is not significant to begin with, is generally consistent and would not be significantly reversed, if at all.

57 In assessing whether it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

(a) the amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgement or actions of third parties, weather conditions and a high risk of obsolescence of the promised good or service. NO – while the amount of transaction fees from the FPPS payout methodology is outside of the Company’s influence, they are generally consistent and can be estimated.

(b) the uncertainty about the amount of consideration is not expected to be resolved for a long period of time. NO – the uncertainty about the amount of transaction fees from the FPPS payout methodology is resolved a few hours after the 24-hour period.

(c) the entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value. NO – the Company has been a member of the pool for over two years and has substantial experience with the FPPS payout methodology.

(d) the entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances. NO – the entity does not have the practice of offering a broad range of price concessions and cannot change the payment terms and conditions.

(e) the contract has a large number and broad range of possible consideration amounts. NO – the contract does not have a large number and broad range of possible consideration amounts.

58 An entity shall apply paragraph B63 to account for consideration in the form of a sales-based or usage-based royalty that is promised in exchange for a license of intellectual property. NOT APPLICABLE – the consideration is not exchanged for a license of intellectual property.

Reassessment of variable consideration

59 At the end of each reporting period, an entity shall update the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. The entity shall account for changes in the transaction price in accordance with paragraphs 87–90. YES – each day, after the 24-hour period is completed, the Company updates the estimated transaction price.

Non-cash consideration

The Bitcoin received in exchange for the company’s contribution of hashrate power represents non-cash consideration under IFRS 15. Under US GAAP Topic 606, the measurement date for non-cash consideration is determined at contract inception. IFRS 15 does not specify the measurement date for non-cash considerations, therefore management has applied judgment to determine the appropriate measurement date, which is when the Bitcoin is received at the end of the 24-hour period. This measurement date coincides with the resolution of the variable considerations (i.e., the block reward and the transaction fee) associated with the FPPS payout. The fair value determination at this date is not materially different than the fair value at contract inception or even throughout the 24-hour period. Therefore, in management’s judgment, and for practical purposes, the Company uses this methodology to determine the block reward revenue and the transaction price. The company performs a reasonability analysis of the price at the time Bitcoin is received compared to the average price for the day. For fiscal years ended December 31, 2021 and 2022 and year-to-date 2023, the Company has not identified any material differences. See below for the Company’s analysis of IFRS 15.66 to 15.69 in red.

66 To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the non-cash consideration (or promise of non-cash consideration) at fair value. YES – the Company recognizes the non-cash consideration (i.e., Bitcoin) throughout the 24-hour period as the computational power is provided to the mining pool and the service obligation is being performed. For reasons discussed above, the Company records the fair value of the Bitcoin when it is received.

67 If an entity cannot reasonably estimate the fair value of the non-cash consideration, the entity shall measure the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. NOT APPLICABLE – the Company can reasonably estimate the fair value of the non-cash consideration.

68 The fair value of the non-cash consideration may vary because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer). If the fair value of the non-cash consideration promised by a customer varies for reasons other than only the form of the consideration (for example, the fair value could vary because of the entity’s performance), an entity shall apply the requirements in paragraphs 56–58. YES – the fair value of the Bitcoin received may vary over the period the performance obligation is being met (over time) to when it is paid a few hours later. As described in the comment above, the Company uses the fair value at the time the Bitcoin is received for practical purposes and performs a daily average price analysis which has not identified any material differences in fiscal years ended December 31, 2021 and 2022 and year-to-date 2023.

69 If a customer contributes goods or services (for example, materials, equipment or labor) to facilitate an entity’s fulfilment of the contract, the entity shall assess whether it obtains control of those contributed goods or services. If so, the entity shall account for the contributed goods or services as non-cash consideration received from the customer. NOT APPLICABLE – the Company does not receive goods or services from the mining pool to facilitate fulfilment of the contract.

With reference to section 7 of the previous mining pool agreement, the Company did not incur any pool fees during fiscal years December 31, 2021 and 2022. During year-to-date 2023, the Company began incurring insignificant pool fees. The Company determined that the pool fees were not material and applied them as a reduction of the transaction price. See below for the Company’s analysis of IFRS 15.70 to 15.72 in red.

70 Consideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer). Consideration payable to a customer also includes credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer). An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in paragraphs 26–30) that the customer transfers to the entity. If the consideration payable to a customer includes a variable amount, an entity shall estimate the transaction price (including assessing whether the estimate of variable consideration is constrained) in accordance with paragraphs 50–58. The payment to the mining pool is in exchange for a distinct service. The pool fee is a percentage of the consideration from the FPPS payout methodology, which consists of variable considerations as described above.

71 If consideration payable to a customer is a payment for a distinct good or service from the customer, then an entity shall account for the purchase of the good or service in the same way that it accounts for other purchases from suppliers. If the amount of consideration payable to the customer exceeds the fair value of the distinct good or service that the entity receives from the customer, then the entity shall account for such an excess as a reduction of the transaction price. If the entity cannot reasonably estimate the fair value of the good or service received from the customer, it shall account for all of the consideration payable to the customer as a reduction of the transaction price. There were no pool fees in fiscal years December 31, 2021 and 2022. The pool fees year-to-date 2023 are determined by the Company to be immaterial. The Company applies the pool fees as a reduction of the transaction price.

72 Accordingly, if consideration payable to a customer is accounted for as a reduction of the transaction price, an entity shall recognize the reduction of revenue when (or as) the later of either of the following events occurs: The Company recognizes revenue when the Bitcoin is received and already reflects the pool fees withheld.

(a) the entity recognizes revenue for the transfer of the related goods or services to the customer; and

(b) the entity pays or promises to pay the consideration (even if the payment is conditional on a future event). That promise might be implied by the entity’s customary business practices.

3.	We acknowledge your response to comment 4. You state that the majority of your mined Bitcoin are sold within an operating cycle to fund operations, while the remaining Bitcoin are held for trading and used when needed. Please tell us your consideration of disclosing the amount of Bitcoin you do not expect to realize within an operating cycle. Refer to IAS 1.61 and 1.65.

Response: On a quarterly basis, the Company evaluates the length of time its Bitcoin are held as a key element when determining the current versus non-current presentation of its Bitcoin on the Company’s consolidated statements of financial position. In addition, the Company evaluates the business’s operating cash requirements, which are dictated by short-term objectives when estimating how long its Bitcoin will be held. For Bitcoin held at December 31, 2021 and 2022, the average length of time the assets were held was approximately 11 months and 1 month, respectively. See below for the Company’s analysis of IAS 1.61 to 1.65 in red for the fiscal periods December 31, 2021 and 2022 being reviewed.

61 Whichever method of presentation is adopted, an entity shall disclose the amount expected to be recovered or settled after more than twelve months for each asset and liability line item that combines amounts expected to be recovered or settled:

(a) no more than twelve months after the reporting period, and YES – The average length of time Bitcoin were held was less than 12 months at December 31, 2021 and 2022.

(b) more than twelve months after the reporting period. NOT APPLICABLE – the average length of time Bitcoin were held has not exceeded 12 months in December 31, 2021 and 2022.

62 When an entity supplies goods or services within a clearly identifiable operating cycle, separate classification of current and non-current assets and liabilities in the statement of financial position provides useful information by distinguishing the net assets that are continuously circulating as working capital from those used in the entity’s long-term operations. It also highlights assets that are expected to be realized within the current operating cycle, and liabilities that are due for settlement within the same period. The average length of time Bitcoin were held was less than 12 months at December 31, 2021 and 2022. Although the Company does not liquidate all of the Bitcoin as soon as it is received, the Bitcoin turnover during the fiscal years December 31, 2021 and 2022 was 1.1 and 15.2, respectively, based on the calculation detailed in the response letter dated July 27, 2023.

63 For some entities, such as financial institutions, a presentation of assets and liabilities in increasing or decreasing order of liquidity provides information that is reliable and more relevant than a current / non-current presentation because the entity does not supply goods or services within a clearly identifiable operating cycle. NOT APPLICABLE – the Company notes it is not a financial institution and, further, removing the current and non-current presentation would not be more reliable or more relevant to a reader of the financial statements, since doing so would provide less information to the reader about the realization of assets and liabilities than is conveyed in the current presentation.

64 In applying paragraph 60, an entity is permitted to present some of its assets and liabilities using a current / non-current classification and others in order of liquidity when this provides information that is reliable and more relevant. The need for a mixed basis of presentation might arise when an entity has diverse operations. YES – the Company presents its assets and liabilities in order of liquidity in order to provide information that is reliable and more relevant. The need for a mixed basis of presentation is not applicable for the Company.

65 Information about expected dates of realization of assets and liabilities is useful in assessing the liquidity and solvency of an entity. IFRS 7 Financial Instruments: Disclosures requires disclosure of the maturity dates of financial assets and financial liabilities. Financial assets include trade and other receivables, and financial liabilities include trade and other payables. Information on the expected date of recovery of non-monetary assets such as inventories and expected date of settlement for liabilities such as provisions is also useful, whether assets and liabilities are classified as current or as non-current. For example, an entity discloses the amount of inventories that are expected to be recovered more than twelve months after the reporting period. NOT APPLICABLE – the Company did not hold Bitcoin for more than 12 months in either fiscal year ended December 31, 2021 or 2022, which has continued and is expected to continue. For the year-to-date 2023, the Company has not held Bitcoin for more than 12 months. Accordingly, the Company did not disclose that any Bitcoin would be sold more than twelve months after the reporting period.

4.	We acknowledge your response to comment 5, however your response did not provide all of the information requested. Please respond to the following:

●	Tell us how the use of Coinmarketcap complies with IFRS, noting that Coinmarketcap is not itself a market where Bitcoin and other cryptocurrencies are traded. To the extent you agree that Coinmarketcap is not your principal market, identify your principal market for us, and explain why that is your principal market. Otherwise, explain why Coinmarketcap meets the requirements of IFRS 13. Your response should explain how you considered and applied the requirements of IFRS 13, including paragraphs .16 through .20.

●	You told us that you currently sell Bitcoin through Coinbase and another corporate third-party in Canada that has a platform connected to the main cryptocurrency exchanges in the world with the objective of selling Bitcoin at the “best” price across these multiple markets. Tell us the name of the corporate third-party.

Response: The Company acknowledges the Staff’s comment that Coinmarketcap is not itself a market where Bitcoin is traded but notes that Coinmarketcap consolidates the prices of Bitcoin across multiple exchanges and provides a reasonable fair value measurement. The Company’s principal market for Bitcoin is Coinbase, which provides the Company with the ability to buy and sell Bitcoin with prices across multiple exchanges. The Company will update its disclosure in its future annual reports and any other future filings with the Commission where a detailed description of its accounting principles is included. See below for the Company’s analysis of IFRS 13.16 to 13.20 in red. The corporate third-party in Canada the Company sells its Bitcoin through is Satstreet Inc.

16 A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

(a) in the principal market for the asset or liability; or YES – Coinbase is the principal market of Bitcoin for the Company.

(b) in the absence of a principal market, in the most advantageous market for the asset or liability. NOT APPLICABLE – Coinbase is the Company’s principal market.

17 An entity need not undertake an exhaustive search of all possible markets to identify the principal market or, in the absence of a principal market, the most advantageous market, but it shall take into account all information that is reasonably available. In the absence of evidence to the contrary, the market in which the entity would normally enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market or, in the absence of a principal market, the most advantageous market. Coinbase is the Company’s principal market used to purchase or sell Bitcoin. Coinbase has access to Bitcoin prices across multiple exchanges, providing the Company with reasonable live and historical information.

18 If there is a principal market for the asset or liability, the fair value measurement shall represent the price in that market (whether that price is directly observable or estimated using another valuation technique), even if the price in a different market is potentially more advantageous at the measurement date. The Company intends to use the price of Bitcoin from Coinbase going forward. On a monthly basis, the Company compares the prices obtained from Coinmarketcap with the average daily price from Coinbase. The pricing difference at closing, if any, has not been material historically.

19 The entity must have access to the principal (or most advantageous) market at the measurement date. Because different entities (and businesses within those entities) with different activities may have access to different markets, the principal (or most advantageous) market for the same asset or liability might be different for different entities (and businesses within those entities). Therefore, the principal (or most advantageous) market (and thus, market participants) shall be considered from the perspective of the entity, thereby allowing for differences between and among entities with different activities. The Company has access to Coinbase, the principal market, at the measurement date.

20 Although an entity must be able to access the market, the entity does not need to be able to sell the particular asset or transfer the particular liability on the measurement date to be able to measure fair value on the basis of the price in that market. The Company is able to access Coinbase continually and at any time and is able to measure fair value on the price in that market.

* * * * *

The Company plans to incorporate the new disclosures noted throughout this response letter beginning with its annual report for the year ending December 31, 2023.

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the responses above fully address the comments contained in your Letter. If you have any questions regarding the 2022 40-F or the above responses, please contact the undersigned at 617-504-1243 or jlucas@bitfarms.com or Mark D. Wood of our U.S. counsel Katten Muchin Rosenman LLP at 312-902-5493 or mark.wood@katten.com.

Sincerely,

/s/ Jeffrey Lucas
Jeffrey Lucas
Chief Financial Officer